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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

1350- 650 WEST GEORGIA ST. VANCOUVER, BC, CANADA V6B 4N9 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Delivers Whistler Trigger Program Report to Kennecott

Vancouver, BC – August 23, 2010: Kiska Metals Corporation reports that Kennecott Exploration Inc. (a wholly-owned subsidiary of Rio Tinto) has confirmed receipt of the geological and geophysical report detailing the results from 264 line-kilometres of Induced Polarization (IP) geophysical survey and 23 drillholes at Kiska’s Whistler property, Alaska. With the delivery of the report, Kiska has completed the requirements under the back-in agreement with Kennecott.  Kennecott has 90 days until November 10, 2010 to inform Kiska of its decision to exercise or waive its right to back-in to the Whistler Project.

“Our goal has been to resolve the uncertainty surrounding the ultimate ownership of the Whistler Project as soon as possible,” stated Jason Weber, President and CEO of Kiska Metals Corporation. “One year after completing the merger between Geoinformatics and Rimfire to form Kiska, we have fulfilled the requirements necessary for Kennecott to make a decision regarding its back-in rights. This decision will provide clarity of ownership in the project and a clear path forward for both the project and Kiska.”

Under the agreement defining Kennecott’s back-in rights, Kennecott can elect to exercise the right to acquire 51% by paying Kiska twice its exploration expenditures, estimated at $30 million dollars, and funding exploration through to the completion of a positive preliminary feasibility study at Whistler. Kennecott can further increase its interest to 60% by funding exploration through to a positive production decision. If Kennecott's right to back in is waived, Kennecott’s interest will revert to a 2% Net Smelter Royalty (NSR).

During the 90 day decision period, Kiska  will continue drilling at Whistler. Currently two diamond drill rigs are operating. One rig is advancing the Island Mountain Breccia discovery, where drilling in 2009 intersected two zones of gold mineralization. An upper gold-copper zone averages 0.72 g/t gold, 2.4 g/t silver and 0.16% copper over 150 metres and a lower gold intersection averages 1.22 g/t gold over 107 metres. Island Mountain is hosted within a 4.5 by 3.0 kilometre area of anomalous gold-copper soil and rock geochemistry and is located 23 kilometres south of the Whistler Deposit.

A second rig is operating on the Whistler Deposit, which hosts a NI43-101 compliant indicated resource of 1.31 million ounces gold-equivalent and an inferred resource of 4.44 million ounces gold-equivalent Five holes are expected to be completed at the Whistler Deposit by the end of this season and together with the eight holes completed by Geoinformatics after the current resource estimate was completed in early 2008, these drill holes will be incorporated into an updated NI43-101 compliant resource estimate for the Whistler Deposit. Completion of the estimate is expected in early November. Preliminary metallurgical studies are underway for Island Mountain and Whistler with results expected in late August.

Mineral Resource Statement for the Whistler Gold Deposit, Alaska. Prepared by SRK Consulting (Canada) Inc December 2007

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper;

4. Totals may vary due to rounding.

Results of the final six holes from the trigger program are summarized below. Two additional holes were completed at Island Mountain, two holes were completed at Round Mountain and two holes were completed in the Whistler Orbit area. At Island Mountain, drilling targeted the Cirque and Actinolite Stockwork showings, 1.5 kilometres north and 750 metres southeast, respectively of the Island Mountain Breccia discovery. The Cirque hole returned narrow, irregular intervals of anomalous gold-copper geochemistry associated with biotite alteration and quartz – magnetite veining. The Actinolite Stockwork hole intersected weakly developed quartz vein stockwork with elevated gold-copper-molybdenum geochemistry. Alteration dominated by epidote and chlorite (propylitic assemblages) indicate the drill hole may be distal to a higher temperature core of mineralization at the Island Mountain Breccia zone.

The Round Mountain area is located 10 kilometres north of the Whistler Deposit. Two holes did not return any significant results. Drilling at the Red and Mogul targets (3 kilometres east and 3 kilometres northeast from the Whistler Deposit) in the Whistler Orbit intersected strong phyllic-style porphyry alteration. As in other holes within the Whistler Orbit, the presence of this style of alteration suggests proximity to new porphyry systems and further drilling will aim to vector towards the high temperature gold-copper rich portions of these systems.

Qualified Person Statement

The content of this release has been reviewed and approved by Mark Baknes P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex labs in North Vancouver, British Columbia.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

2.

Date of Material Change

August 20, 2010

3.

News Release

A new release disclosing the material change was issued through Marketwire in Vancouver, British Columbia, on August 23, 2010 and filed on SEDAR.

4.

Summary of Material Change

The Company reports that Kennecott Exploration Inc. has confirmed receipt of the geological and geophysical report detailing the results from 264 line-kilometres of Induced Polarization (IP) geophysical survey and 23 drillholes at Kiska’s Whistler property, Alaska.

5.1

Full Description of Material Change

Kiska Metals Corporation reports that Kennecott Exploration Inc. (a wholly-owned subsidiary of Rio Tinto) has confirmed receipt of the geological and geophysical report detailing the results from 264 line-kilometres of Induced Polarization (IP) geophysical survey and 23 drillholes at Kiska’s Whistler property, Alaska. With the delivery of the report, Kiska has completed the requirements under the back-in agreement with Kennecott.  Kennecott has 90 days until November 10, 2010 to inform Kiska of its decision to exercise or waive its right to back-in to the Whistler Project.

Under the agreement defining Kennecott’s back-in rights, Kennecott can elect to exercise the right to acquire 51% by paying Kiska twice its exploration expenditures, estimated at $30 million dollars, and funding exploration through to the completion of a positive preliminary feasibility study at Whistler. Kennecott can further increase its interest to 60% by funding exploration through to a positive production decision. If Kennecott's right to back in is waived, Kennecott’s interest will revert to a 2% Net Smelter Royalty (NSR).

During the 90 day decision period, Kiska will continue drilling at Whistler. Currently two diamond drill rigs are operating. One rig is advancing the Island Mountain Breccia discovery, where drilling in 2009 intersected two zones of gold mineralization. An upper gold-copper zone averages 0.72 g/t gold, 2.4 g/t silver and 0.16% copper over 150 metres and a lower gold intersection averages 1.22 g/t gold over 107 metres. Island Mountain is hosted within a 4.5 by 3.0 kilometre area of anomalous gold-copper soil and rock geochemistry and is located 23 kilometres south of the Whistler Deposit. A second rig is operating on the Whistler Deposit, which hosts a NI43-101 compliant indicated resource of 1.31 million ounces gold-equivalent and an inferred resource of 4.44 million ounces gold-equivalent Five holes are expected to be completed at the Whistler Deposit by the end of this season and together with the eight holes completed by Geoinformatics after the current resource estimate was completed in early 2008, these drill holes will be incorporated into an updated NI43-101 compliant resource estimate for the Whistler Deposit. Completion of the estimate is expected in early November. Preliminary metallurgical studies are underway for Island Mountain and Whistler with results expected in late August.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia this 23rd day of August 2010.

(signed)

Dorothy G. Miller

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: August 23, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer